

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

Marguerite M. Elias
Executive Vice President, General Counsel & Secretary
Gogo Inc.
111 North Canal Street, Suite 1500
Chicago, Illinois 60606

      Re: Gogo Inc.
               Form 8-K Filed December 1, 2020
               Exhibit No. 10.1
               Form 10-Q Filed November 9, 2020
               Exhibit 10.1.47
               File No. 001-35975

Dear Ms. Elias:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                               Sincerely,

                               Division of Corporation Finance